Exhibit 1.1

AMENDMENT NO. 1 TO
COMMON STOCK PURCHASE AGREEMENT
This AMENDMENT No. 1 (this "Amendment") to that certain Common Stock Purchase Agreement, dated as of February 2, 2017 (the "Agreement"), by and between Kalani Investments Limited, a company organized and existing under the laws of the British Virgin Islands (together with its investment managers and investment advisors, the "Investor"), TOP Ships Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Company"), is entered into as of March 17, 2017 (the "Amendment Date"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.
RECITALS
WHEREAS, Section 9.3 of the Agreement provides that the Agreement may be amended by a written instrument signed by the Company and the Investor; and WHEREAS, the Company and the Investor now desire to amend the Agreement as set forth herein.
AGREEMENT
Now, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in the Agreement and this Amendment, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
1.          Amendment of Recital. Effective as of the Amendment Date, the first Recital of the Agreement shall be amended and restated in its entirety as follows:
"WHEREAS, the parties desire that, upon the terms and subject to the conditions and limitations set forth herein, the Company may issue and sell to the Investor, and the Investor shall thereupon purchase from the Company, up to $6,940,867 worth of newly issued shares of the Company's common stock, par value $0.01 per share ("Common  Stock");"
2.          Amendment of Section 1.1. Effective as of the Amendment Date, Section 1.1 of the Agreement shall be amended and restated in its entirety as follows:
"Section 1.1. Purchase and Sale of Stock. Upon the terms and subject to the conditions and limitations of this Agreement, during the Investment Period, the Company, in its discretion, may issue and sell to the Investor up to $6,940,867 (the "Total Commitment") worth of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock (the "Aggregate Limit") by (i) the delivery to the Investor of separate Fixed Request Notices as provided in Article II hereof and (ii) the exercise by the Investor of Optional Amounts, which the Company may in its discretion grant to the Investor and which may be exercised by the Investor, in whole or in part, as provided in Article II hereof. The aggregate of all Fixed Request Amounts and Optional Amount Exercise Amounts shall not exceed the Aggregate Limit"

3.          Additional Commitment Shares. In consideration for the Investor's execution and delivery of this Amendment, concurrently with the execution and delivery of this Amendment on the Amendment Date, the Company shall deliver irrevocable instructions to its transfer agent to electronically transfer 56,796 shares (such number of shares representing (i) $58,500, or 1.5% of the additional Total Commitment amount of $3,900,000, divided by (ii) $1.03) of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock (the "Additional Commitment Shares") to the Investor, not later than 4:00 p.m. (New York time) on the Trading Day immediately following the Amendment Date, by crediting the Investor's or its designees' account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, which Additional Commitment Shares shall be issued pursuant to the Registration Statement and without any restriction on resale. For the avoidance of doubt, all of the Additional Commitment Shares shall be fully earned as of the Amendment Date, regardless of whether any further Fixed Requests are issued by the Company or settled under the Agreement, as amended by this Amendment.
4.          Continuing Effect of Agreement. Except as expressly set forth in this Amendment, all other provisions of the Agreement remain in full force and effect.
5.          Governing Law. This Amendment shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.
6.          Counterparts. This Amendment may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
7.          Current Report; Prospectus Supplement. As soon as practicable, but in any event not later than 5:30 p.m. (New York time) on the first Trading Day immediately following the Amendment Date, the Company shall file with the Commission (i) a report on Form 6-K relating to this Amendment (the "Amendatory Current Report"), and (ii) a Prospectus Supplement pursuant to Rule 424(b) under the Securities Act specifically relating to this Amendment, including, without limitation, the increase in the amount of the Total Commitment from $3,099,367 to $6,940,867 and the obligation of the Company to issue the Additional Commitment Shares to the Investor in respect of such increase pursuant to this Amendment (the "Amendatory Prospectus Supplement"). The Amendatory Current Report shall include a copy of this Amendment as an exhibit and shall be incorporated by reference in the Registration Statement and the Prospectus. The Company has prior to the Amendment Date provided the Investor a reasonable opportunity to comment on a draft of the Amendatory Current Report and the Amendatory Prospectus Supplement and has given due consideration to all such comments.
8.          Fees and Expenses. Each party shall bear its own fees and expenses related to this Amendment; provided, however, that the Company shall pay, on or prior to a date to be specified by the Investor or its counsel, by wire transfer of immediately available funds to an account designated by the Investor or its counsel, promptly following the receipt of an invoice therefor, all reasonable attorneys' fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by the Investor, up to $20,000, in connection with the preparation, negotiation, execution and delivery of this Amendment, and review of the Amendatory Current Report, the Amendatory Prospectus Supplement and all other related transaction documentation.
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IN WITNESS WHEREOF, the parties hereto have caused this AMENDMENT No. 1 TO THE AGREEMENT to be executed and delivered as of the Amendment Date.
Company: TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Director

Investor: KALANI INVESTMENTS LIMITED

By:	/s/ J. Gordon
Name: J. Gordon
Title: Director